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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02030782

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month March, 2002

<u>Mentergy Ltd., (Formerly Gilat Communications Ltd.)</u>
(Translation of Registrant's name into English)

<u>4 Hachilazon Street</u>
<u>Ramat-Gan, Israel</u>
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 or Form 40-F.
Form 20-F ☑ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-________________.)

This Report on Form 6-K is hereby incorporated by reference in the Registration Statement on Form F-3 of Mentergy Ltd. (Formerly Gilat Communications Ltd.) (Registration No. 333-11684 and 333-13132).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MENTERGY LTD.

By: Eytan Mucznik
Title: CFO

Date: April 9, 2002

This Form 6-K consists of:

1. Press Release of Mentergy Ltd., dated Mar. 18, 2002, reports the Appointment of Yoseph Dauber to its Board of Directors.

2. Press Release of Mentergy Ltd., dated Mar. 11, 2002, reports Financial Information for year end and forth quarter of 2001.

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report of this form shall furnish whatever information, not required to be furnished on form 40-F or previously furnished, such issuer (i) maker or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12 (b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents into English.

Reference is made to Rule 12b-12(d) (17 CFR 240.12b-12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English languages of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or report, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. If no event are copies of original language documents or reports required to be furnished.

Mentergy, Ltd.
4 HaChilazon St.
52522 Ramat Gan, Israel
Tel: +972 3-7535790
Fax: +972 3-7523906

For Immediate Release

Company Contact: Ziv Mandl
Mentergy, Ltd.
+972-3-7535790
zmandl@mentergy.com

Eytan Mucznik
Mentergy Ltd.
+972-3-7535708
meytan@mentergy.co.il

Ron Zamir
Mentergy, Inc.
404-668-9915
ronz@mentergy.com

Mentergy Announces Year End and Fourth Quarter Results: EBITDA close to break even

Quarter-by-Quarter Gross Margin increased
EBITDA performance continued to improve

March 11, 2002, Ramat Gan, Israel. Mentergy(TM), Ltd. (Nasdaq: MNTE), a leading global provider of corporate learning solutions, today announced financial results for the year ended December 31, 2001 and for the fourth quarter of 2001. Fourth quarter results incorporate effects of the previously announced refinancing agreement.

Revenues for the quarter ended December 31, 2001 were $14.6 million, compared to $15.4 million in the third quarter of 2001. Revenues for the year ended December 31, 2001 were $68.7 million, a decrease of 6.6 percent compared to revenues of $73.6 million for the year ended December 31, 2000, reflecting the global slowdown which started in 2001.

Gross profit for the fourth quarter was $5.8 million , an increase of 2.9 percent compared to $5.6 million in the third quarter of 2001, despite lower revenues. Gross margin improved throughout 2001, from 31.4 percent in the fourth quarter of 2000, 28.7 percent in the first quarter of 2001, 31.1 percent in the second quarter of 2001 and 36.5 percent in the third quarter of 2001 to 39.4 percent in the fourth quarter of 2001. The increase in the gross margin was accomplished as a result of the restructuring and reorganization process the company implemented during 2001. The reorganization process implemented included consolidations of headquarters, reduction in personnel, reduction of leased property, and various other operational actions. These steps are reflected in the restructuring charges the company accrued of $6.2 million for year 2001, or $1.5 million for the fourth quarter of 2001.

Mentergy, Ltd.
4 HaChilazon St.
52522 Ramat Gan, Israel
Tel: +972 3-7535790
Fax: +972 3-7523906

EBITDA (Earning Before Interest, Taxes, Depreciation and Amortization) excluding the write-off of inventories, restructuring charges and impairment of assets, was significantly improved over recent quarters despite revenue decreases in 2001. EBITDA for the fourth quarter of 2001 was negative $0.4 million compared to negative $2.9 million in the first quarter of 2001, negative $3.7 million in the second quarter of 2001, and negative EBITDA of $1.4 million in the third quarter of 2001.

The balance sheet for December 31, 2001 incorporates effects of the previously announced refinancing agreement. As of December 31, 2001 the company had shareholders' equity of $21.9 million compared to capital deficiency of $19.5 million as of September 30, 2001. Short-term bank credit decreased from $44.3 million as of September 31, 2001 to $4.4 million as of December 31, 2001. These changes reflect the closing of the refinancing agreement, pursuant to which $43 million of debt were converted into shares and warrants, short-term debt was extended, and existing shareholders invested $2.9 million in the company. The refinancing agreement is also reflected in the extraordinary gain from restructuring of debt in the amount of $16.4 million that the company recorded in the fourth quarter of 2001.

The financial results for the year ended December 31, 2001 include an impairment of goodwill and other intangible assets of $9.8 million reflecting the global slowdown and decrease in markets. The company expects to incur additional goodwill impairment charges of approximately $7 million in the first quarter of 2002 with the implementation of the new FAS no.142 under US GAAP.

Eran Lasser Co-CEO of Mentergy Ltd. commented: "This has been a year of great challenges. We negotiated and closed the refinancing agreement, where the parties to the agreement showed their belief in the company's future and its ability to continue as a global leader in the learning markets. With our reestablished financial stability, we will continue to pursue new customers and develop our services offerings and strategy." Lasser said.

Eytan Mucznik, CFO of Mentergy, remarked "During the past year we executed a comprehensive plan, targeted to reach profitability. We successfully executed a comprehensive cost reduction process and raised gross margins through productivity enhancement across all the company's activities. These moves have resulted in a significant improvement quarter-by-quarter to gross margin and EBITDA, reaching close to break even EBITDA in the fourth quarter of 2001. We believe this lays the proper groundwork for company growth in the future. We will continue to maintain close attention to the markets and continue with additional cost reduction and efficiency steps."

Mentergy™

Mentergy, Ltd.
4 HaChilazon St.
52522 Ramat Gan, Israel
Tel: +972 3-7535790
Fax: +972 3-7523906

Fourth Quarter 2001, Highlights

Mentergy continues with its strategic goal to become a leader in corporate training using e-learning as a blended solution. The following previously announced events that took place during the fourth quarters of 2001 illustrate some of our efforts and successes in achieving this goal:

e-Learning

- an alliance with Plateau Systems™ to offer clients a comprehensive, rapidly deployed e-Learning solution that manages collaborative learning content tailored to individual needs and corporate objectives.
- integration of the ***FastFLEX RCD*** (Rapid Content Deployment) process with LearnLinc live learning technology, creating a blended learning environment from a rapid content deployment process into asynchronous, virtual classroom, and mentored training environments.
- CIN (Collaborative Interactive Training S.A.), leading training provider in Greece, has chosen Mentergy's TrainNet live e-Learning solution as its delivery system for video intensive, interactive virtual classes.
- Announcement of the Mentergy Learning Partner Network (LPN), a coalition of e-Learning providers providing customers with a complete e-Learning solution through expertise in consulting, systems integration, content design, training, and technology.
- the leading industry association for IT professionals, the Computing Technology Industry Association (CompTIA), uses a LearnLinc platform to deliver interactive training online through Mentergy's live Webinars.
- partnership with CyberGrad™, a secondary education virtual classroom company, to provide an unprecedented program that uses Mentergy LearnLinc to expand the reach of high-quality secondary and post-secondary education.
- Partnership with LearnNow, an Australian leading organization for learning, training, and employments services. LearnNow will merge LearnLinc's virtual classroom tools with its managements information system.
- Satyam Education Services Ltd. (SESL), a 100% subsidiary of Satyam Infoway Limited (Nasdaq: SIFY), India's premier Internet and eCommerce services company, will partner with Mentergy to provide Mentergy's wide range of innovative e-Learning products to the Indian market. LearnLinc, a live (synchronous) e-Learning environment, will be the first Mentergy product to be launched by SESL in India.
- Completion of an international e-Learning program designed to instruct the Centers for Disease Control and Prevention (CDC) international attendees to incorporate instructional design methods into training programs.
- The course created for CDAWN Learning by Allen Communications Learning Services division, won the HR Executive(TM) "Top 10 Training Products" award.
- Three Allen Communication Learning Services courseware clients received the Brandon Hall Excellence in e-Learning awards as outstanding examples of E-Learning throughout the industry.

Mentergy™

Mentergy, Ltd.
4 HaChilazon St.
52522 Ramat Gan, Israel
Tel: +972 3-7535790
Fax: +972 3-7523906

Corporate training

- Mentergy's subsidiary in Turkey, Koc Bryce, became the only Oracle Authorized Training Center in Turkey and the only HP Authorized Training Center for HP Star Program in Turkey.
- Mentergy's subsidiary in Hungary, IQsoft John Bryce Training, became a Checkpoint Authorized Training Center in Hungary.
- John Bryce Training will train IT employees in Taldor Systems.
- John Bryce Training assimilated and trained Windows XP and Office XP to Microsoft's customers, to Microsoft's employees and MSN, the leading website to Microsoft professionals.

New Courses – corporate training:

- John Bryce Training Group announced the following courses:
  - Course training on working with Compaq's iPAQ – John Bryce Training.
  - Microsoft Windows Media – John Bryce Training.
  - DRP (Disaster Recovery Planning) – Net Bryce.
  - Master DBA – John Bryce Training.
  - BGP (Border Gateway Protocol) – John Bryce Training.
  - Cisco Internetworking Troubleshooting – Net Bryce.
  - 'Pure .Net', a new 5-day course aimed at Developers – Aris Education.

About Mentergy, Ltd.
Mentergy, Ltd. (NASDAQ:MNTE), is a global corporate training and learning company, providing e-Learning products, consulting, and courseware development services for large enterprises. With over 21 years of expertise in the learning industry, Mentergy assists businesses worldwide to make a cost-effective shift from traditional learning to a blended e-Learning approach. Mentergy Ltd's North American operations comprise of the Allen Communication Learning Services division and the LearnLinc Live e-Learning division (Mentergy, Inc.), in addition to John Bryce Training in Israel and Europe (Aris Education, KocBryce and Iqsoft JohnBryce Training Center), Global sales and marketing operation that includes Mentergy Europe, Gilat Satcom and Israsat that supplies service for VSAT Network, Point to Point satellite links, Internet backbone connectivity over satellite, and satellite infrastructure for the e-Learning industry. www.mentergy.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words ``estimate" ``project" ``intend" ``expect" ``believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Mentergy to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Mentergy's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Mentergy's products, loss of market share and pressure on prices resulting

Mentergy, Ltd.
4 HaChilazon St.
52522 Ramat Gan, Israel
Tel: +972 3-7535790
Fax: +972 3-7523906

from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect Mentergy's proprietary technology and risks associated with Mentergy's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Mentergy business, reference is made to Mentergy's reports filed from time to time with the Securities and Exchange Commission.

-Tables to Follow-

Mentergy™

Mentergy, Ltd.
4 HaChilazon St.
52522 Ramat Gan, Israel
Tel: +972 3-7535790
Fax: +972 3-7523906

MENTERGY LTD.

CONDENSED CONSOLIDATED BALANCE SHEET

(Unaudited)

	December 31	
	2001	2000
	U.S. $ in thousands	
Assets		
CURRENT ASSETS:		
Cash and cash equivalents	1,318	25,236
Short-term investments	511	1,662
Accounts receivable:		
Trade	9,050	20,829
Receivable in respect of building to be disposed of	2,381	-
Other	4,487	1,709
Prepaid expenses	532	1,306
Inventories	2,726	5,378
Total current assets	21,005	56,120
INVESTMENTS AND LONG-TERM RECEIVABLES:		
Investment in a company	280	280
Other	1,944	1,624
	2,224	1,904
PROPERTY, PLANT AND EQUIPMENT:		
Cost	37,567	44,224
Less - accumulated depreciation and amortization	17,278	14,355
	20,289	29,869
GOODWILL AND OTHER INTANGIBLE ASSETS, net of accumulated amortization	39,967	54,101
	83,485	141,994

Mentergy™

Mentergy, Ltd.
4 HaChilazon St.
52522 Ramat Gan, Israel
Tel: +972 3-7535790
Fax: +972 3-7523906

	December 31	
	2001	**2000**
Liabilities and shareholders' equity		
CURRENT LIABILITIES:		
Short-term bank credit	4,362	53,399
Current maturities of long-term debt	3,462	2,951
Accounts payable and accruals:		
Trade	7,826	10,036
Other	14,783	11,346
Deferred revenues	2,639	8,684
Total current liabilities	33,072	86,416
LONG-TERM LIABILITIES:		
Convertible debentures	7,232	25,883
Deferred income taxes	11	
Excess of losses of an associated company over investments therein	-	33
Long-term debt, net of current maturities	18,985	8,404
Long-term debt from related party	-	825
Accrued severance pay, net of amounts funded	1,218	1,159
Other	1,043	-
Total long-term liabilities	28,489	36,304
Total liabilities	61,561	122,720
COMMITMENTS, CONTINGENT LIABILITIES AND PLEDGES		
MINORITY INTEREST	68	99
SHAREHOLDERS' EQUITY	21,856	19,175
	83,485	141,994

Mentergy™

Mentergy, Ltd.
4 HaChilazon St.
52522 Ramat Gan, Israel
Tel: +972 3-7535790
Fax: +972 3-7523906

MENTERGY LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Year ended December 31,		Three months ended December 31,	
	2001	2000	2001	2000
	U.S $ in thousands (except per share data)			
REVENUES				
Learning Services and Solutions	58,350	61,174	11,968	18,359
Satellite-based communication services	10,345	12,379	2,676	3,147
Total Revenues	68,695	73,553	14,644	21,506
COST OF SALES:				
Learning Services and Solutions	34,764	35,582	6,972	10,993
Satellite-based communication services	9,117	13,242	1,899	3,756
Write-off of inventories	1,893	-	-	-
Total Cost of revenues	45,774	48,824	8,871	14,749
GROSS PROFIT				
Learning Services and Solutions	22,353	25,582	4,996	7,366
Satellite-based communication services	568	(863)	777	(609)
Total Gross profit	22,921	24,729	5,773	6,757
Research and development costs:				
Expenses - net	2,249	5,250	329	1,454
Acquired research and development	-	2,095	-	-
Total research and development	2,249	7,345	329	1,454
Selling, General and Administrative expenses	35,486	33,767	7,621	10,344
Amortization of goodwill and other intangible assets	3,530	3,397	635	1,028
Impairment of long-lived assets	9,762		-	-
Merger expenses	-	3,575	-	-
Restructuring charges	6,220		1,454	-
Provision for doubtful accounts	33	2,245	(447)	116
OPERATING LOSS	(34,359)	(25,600)	(3,819)	(6,185)
EBITDA before restructure, write-off of inventories and impairment of assets				
In 2000 excluding merger expenses and acquired research and development	**(8,281)**	**(9,509)**	**(396)**	**(3,123)**

Mentergy™

Mentergy, Ltd.
4 HaChilazon St.
52522 Ramat Gan, Israel
Tel: +972 3-7535790
Fax: +972 3-7523906

	Year ended December 31,		Three months ended December 31,	
	2001	2000	2001	2000
	U.S $ in thousands (except per share data)			
OPERATING LOSS (carried from previous page)	(34,359)	(25,600)	(3,819)	(6,185)
Financial expenses - net	(7,789)	(4,379)	(1,728)	(1,117)
Other income (expenses) - net	(2,460)	(4,802)	(53)	80
Loss before taxes on income	(44,608)	(34,781)	(5,600)	(7,222)
Taxes on income	60	982	139	2,032
Loss before share in Losses of associated companies	(44,668)	(35,763)	(5,739)	(9,254)
Share in losses of associated companies	-	(187)		9
Minority interest	113	(100)	(31)	(183)
Extraordinary gain from restructuring of debt	16,291	-	16,291	-
NET INCOME (LOSS) FOR THE PERIOD	(28,264)	(36,050)	10,521	(9,428)
EARNINGS (LOSS) PER SHARE:				
Before extraordinary item	($14.68)	($12.05)	($1.90)	($3.11)
Extraordinary item	$5.37	-	$5.37	-
Earnings (loss)	($9.31)	($12.05)	$3.47	($3.11)

Mentergy, Ltd.
4 HaChilazon St.
52522 Ramat Gan, Israel
Tel: +972 3-7535790
Fax: +972 3-7523906

For Immediate Release

Company Contact:

Ziv Mandl
Mentergy, Ltd.
+972-3-7535790
zmandl@mentergy.co.il

Eytan Mucznik
Mentergy Ltd.
+972-3-7535624
meytan@mentergy.co.il

Ron Zamir
Mentergy, Inc.
404-668-9915
ronz@mentergy.com

Mentergy Ltd. Announces Appointment of Yoseph Dauber to its Board of Directors

March 14, 2002, Ramat Gan, Israel. Mentergy™ Ltd. (Nasdaq: MNTE/MNTED), a global provider of corporate learning solutions, today announced the appointment of Mr. Yoseph Dauber as a member of its Board of Directors.

Mr. Dauber is the Deputy Chairman of the Board of Management and joint Managing Director of Bank Hapoalim, and a member of the board of directors of leading Israeli corporations, including Klal Insurance Holdings Ltd., Isracard Ltd., and Poalim American Express Ltd.,.

Since 1973 Mr. Dauber has served in a series of management positions at Bank Hapoalim, including as Representative of Bank Hapoalim B.M. in the United Kingdom, member of the Board of Management responsible for the credit division, and joint Managing Director. Mr. Dauber has also served as chairman of the steering committee of the Israeli banks for the reorganization of Koor Industries Ltd. and Tadiran Ltd. In this position Mr. Dauber was responsible for negotiating with foreign banks and with the government of Israel.

"Mr. Dauber has an impressive record as a senior officer in leading corporations in Israel. We believe that his appointment as a Board member will contribute to the company, as we maintain and strengthen our position in the US and European markets" said Eran Lasser, Co-CEO of Mentergy. "Following the closing of the refinancing agreement, this is another vote of trust on behalf of Bank Hapoalim as our partner in the refinancing agreement and a step to deepen our partnership with the banks".

Mentergy, Ltd.
4 HaChilazon St.
52522 Ramat Gan, Israel
Tel: +972 3-7535790
Fax: +972 3-7523906

About Mentergy, Ltd.

Mentergy, Ltd. (NASDAQ:MNTE), is a global corporate training and learning company, providing e-Learning products, consulting, and courseware development services for large enterprises. With over 21 years of expertise in the learning industry, Mentergy assists businesses worldwide to make a cost-effective shift from traditional learning to a blended e-Learning approach. Mentergy Ltd's North American operations comprise of the Allen Communication Learning Services division and the LearnLinc Live e-Learning division (Mentergy, Inc.), in addition to John Bryce Training in Israel and Europe (Aris Education, KocBryce and Iqsoft JohnBryce Training Center), Global sales and marketing operation that includes Mentergy Europe, Gilat Satcom and Israsat that supplies service for VSAT Network, Point to Point satellite links, Internet backbone connectivity over satellite, and satellite infrastructure for the e-Learning industry. www.mentergy.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words ``estimate'' ``project'' ``intend'' ``expect'' ``believe'' and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Mentergy to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Mentergy's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Mentergy's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect Mentergy's proprietary technology and risks associated with Mentergy's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Mentergy business, reference is made to Mentergy's reports filed from time to time with the Securities and Exchange Commission.